UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 13, 2007**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On November 13 and 14, 2007, A. Thomas Hood, CEO of First Financial Holdings, Inc. will participate in the Sandler O'Neill & Partners. L.P. East Coast Financial Services Conference "Differentiated Growth Strategies" panel. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Presentation of November 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: November 13, 2007

By: /s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Exhibit 99.1

Differentiated Growth Strategies Panel Presentation

First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood, President & CEO

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Corporate Profile

September 30, 2007

- Total Assets $ 2,711,370
- Net Loans $ 2,140,769
- Total Equity $ 185,715
- Equity/Assets 6.85%

	FFCH		SO&P Peer[1] Group
	9/30/07[2]	11/1/07	11/1/07
Stock Price	$31.28	$26.55	
Market Cap (in thousands)	$363,948	308,913	
Price/Book	196.0%	166.4%	129.9%
2007E P/E[3]	15.1x	12.8x	14.5x
Dividend Yield	3.2%	3.8%[4]	2.8%

[1] SO&P provided peer averages of $1-5 billion in asset banks (43 banks located in the Southeast).
[2] Actual year-end.
[3] Using consensus estimates.
[4] Reflects Oct. 25 dividend increases from $1.00 to $1.02 annually.

South Carolina's Most Convenient Bank

- Seven Day a Week Banking
- Evening Banking Hours
- Extensive Branch & ATM Network
- In-School Banking at 53 Schools
- Exceptional "You're First" Customer Service
- 25% of our financial center locations are non-traditional in-store financial centers
- Since fiscal 2003
  - the average annual growth rate of checking accounts is 14%
  - In-store financial centers represent 39% of this growth.

Demand Deposit Accounts



Account Balances (Amounts in millions)
$0
$50
$100
$150
$200
$250
$300
$350
$400
Number of Accounts (Amounts in thousands)
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
$269.5
$303.7
$335.6
$309.7
$307.5
$163.7
$175.4
$242.7
$216.8
$200.9
78.8
83.6
89.8
95.1
103.5
7.8
8.7
9.6
10.4
11.5
Retail Balances
Commercial Balances
Retail Accts
Commercial Accts

Revenue Growth



$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
5 YR CAGR:
15.91% Insurance/Trust/Investment (Advice Businesses)
13.95% Deposit Account Fees, Bank Card/Banking Services & Other
(5.44)% Mortgage Banking
0.04% Net Interest Income

Non-Interest Income

(dollars in thousands)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
% of Total Revenue
26.2%
27.2%
34.2%
35.5%
39.2%
40.5%
39.9%
$24,918
$30,959
$40,866
$42,175
$49,245
$54,164
$55,036
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets


2007-2012 Projected Household Growth Rate[1]
30%
25%
20%
15%
10%
5%
0%
11.4%
20.3%
4.7%
12.2%
18.8%
26.5%
14.6% [2]
8.5%
6.5%
Charleston MSA
Horry Cty
Florence Cty
Georgetown Cty
Beaufort Cty
Brunswick Cty
First Federal Markets
SC
US

Deposit Market[3]						
Share	13.1%	5.5%	8.0%	12.0%	3.4%	2.5%
Rank	3	11	4	4	12	8

[1]SNL Financial

[2]Weighted Average based on 2007 total households as provided by SNL Financial

[3]**FDIC**, June 2007

Historical Perspective on Asset Quality

- Our underwriting standards have remained consistently high regardless of market conditions or competition.
- Delinquency rates at Sept. 30, 2007: / Fiscal year charge-offs:

	Delinquency rates at Sept. 30, 2007	Fiscal year charge-offs
– Mortgage (1-4 Family)	.7%	0.01%
– Consumer	1.3%	0.62%
– Commercial	0.6%	0.04%

- As of Sept 30, 2007, of 178 individual borrowers of $2,000,000 or more, only 3, or 1.7%, were delinquent.


0.50
0.40
0.30
0.20
0.10
0.00
0.11
0.06
0.11
0.24
0.31
0.38
0.32
0.29
0.21
0.20
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Net Charge Offs/Average Loans